                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             --------------------
                                SCHEDULE 14D-1
                               (AMENDMENT NO. 3)

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            FLUOR DANIEL GTI, INC.
                           (Name of Subject Company)
                     INTERNATIONAL TECHNOLOGY CORPORATION
                         TIGER ACQUISITION CORPORATION
                                   (Bidder)
                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  34386C 10 6
                     (CUSIP Number of Class of Securities)

                               ANTHONY J. DELUCA
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                     INTERNATIONAL TECHNOLOGY CORPORATION
                            2790 MOSSIDE BOULEVARD
                     MONROEVILLE, PENNSYLVANIA 15146-2792
                                (412) 372-7701
 (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

      PETER F. ZIEGLER                            GORDON H. HAYES, JR., ESQ.
GIBSON, DUNN & CRUTCHER LLP                     TESTA HURWITZ & THIBEAULT LLP
     333 S. GRAND AVENUE                               HIGH STREET TOWER
LOS ANGELES, CALIFORNIA  90071                          125 HIGH STREET
       (213) 229-7000                            BOSTON, MASSACHUSETTS  02110
                                                        (617) 248-7000

                           CALCULATION OF FILING FEE
================================================================================
         TRANSACTION VALUATION                        AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               $69,397,069.50*                               $13,885**
--------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 8,411,766 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $8.25 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    Not applicable       Filing party:  Not applicable
Form or registration no.:  Not applicable       Date filed:    Not applicable

                                SCHEDULE 14D-1
-----------------------
  CUSIP NO. 34386C 10 6
-----------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO.S OF ABOVE PERSONS

      INTERNATIONAL TECHNOLOGY CORPORATION: I.R.S. NO.: 33-0001212
      TIGER ACQUISITION CORPORATION: I.R.S. NO.: 25-1820341
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      SC, BK AND AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      INTERNATIONAL TECHNOLOGY CORPORATION - INCORPORATED IN THE STATE OF
      DELAWARE
      TIGER ACQUISITION CORPORATION - INCORPORATED IN THE STATE OF DELAWARE
------------------------------------------------------------------------------
 7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       INTERNATIONAL TECHNOLOGY CORPORATION - INDIRECTLY 7,998,015
       TIGER ACQUISITION CORPORATION - DIRECTLY  7,998,015
------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                    [_]
      N/A
------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      APPROXIMATELY  95.1%
------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

      INTERNATIONAL TECHNOLOGY CORPORATION - CO
      TIGER ACQUISITION CORPORATION - CO
------------------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1, dated November 3, 1998, as amended (the "Schedule 14D-1"), of Tiger Acquisition Corporation, a Delaware corporation ("Purchaser"), and International Technology Corporation, a Delaware corporation doing business as The IT Group, Inc. ("Parent"), filed in connection with Purchaser's offer to purchase all issued and outstanding shares (each a "Share") of Common Stock, par value $.001 per Share, of Fluor Daniel GTI, Inc., a Delaware corporation (the "Company"), as set forth in the Schedule 14D-1. All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase (the "Offer to Purchase") filed as Exhibit (a)(1) to the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The response to Item 6 is hereby amended and supplemented as follows:

     "At 12:00 midnight New York City time, on Wednesday, December 2, 1998, the Offer expired. Based on preliminary information provided by the Depositary for the Offer, Parent reported that as of the expiration of the Offer, 7,998,015 Shares were properly tendered and not withdrawn pursuant to the Offer. Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, 7,998,015 Shares at the purchase price of $8.25 per Share in cash. As a result of the consummation of the Offer, Purchaser owns approximately 95.1% of the Shares.

     Pursuant to the Merger Agreement, Parent intends to complete the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation."

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 11 is hereby amended and supplemented as follows:

     (a)(9) Press release dated December 3, 1998 announcing the expiration of the Offer, the acceptance for payment of the Shares and the plan to consummate the merger

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  December 3, 1998

                              TIGER ACQUISITION CORPORATION


                              By  /s/ James G. Kirk
                                  -----------------
                                  James G. Kirk
                                  Vice President and Secretary



                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  December 3, 1998

                              INTERNATIONAL TECHNOLOGY
                              CORPORATION


                              By  /s/ James G. Kirk
                                  -----------------
                                  James G. Kirk
                                  Vice President, General Counsel and Secretary

                                       3
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                                 EXHIBIT INDEX
                                 -------------


EXHIBIT NO.           DESCRIPTION
-----------           -----------
(a)(9)                Press release, dated December 3, 1998.

                                       4